SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ/MF) No. 42.150.391/0001-70 –
Commercial Registry (NIRE) No. 29.300.006.939

PUBLIC COMPANY

NOTICE OF CONVOCATION OF THE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of BRASKEM S.A. (“Company”) are hereby invited to attend the Extraordinary Shareholders’ Meeting to be held on November 30, 2004, at 10:00 PM, at the Company’s headquarters, at Rua Eteno, No. 1.561, Petrochemical Pole, Municipality of Camaçari, State of Bahia, for purposes of deliberating on the following Agenda: 01) substitution of the members of the Board of Directors, due to renouncements; 02) use of part of the tax incentives reserve for compensation of the accumulated losses; and 03) consolidation of the Company’s by-laws.

Obs.:

For purposes of Article 141 of Law No. 6.404/76 and Article 3 of CVM Instruction No. 165/1991, the minimum percentual of voting capital required to solicitate the adoption of the multiple voting process is 5% (five per cent).

Camaçari, November 4, 2004

Pedro Augusto Ribeiro Novis
President of the Board of Directors

Headquarters: Camaçari-BA - Rua Eteno, 1561, Petrochemical Pole - CEP 42810-000 - Tel.(55 71) 632.5102
Offices: Rio de Janeiro-RJ - Av. Presidente Vargas, 309, 13rd. Floor - CEP 20071-003 - Tel. (55 21) 516.1515 - Fax (55 21)233.0476
Salvador-BA - Av. Tancredo Neves, 3343, Empresarial Centre Previnor, Room 301 - CEP 41820-021 - Tel. (55 71) 342.3088

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer